Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No.: 001-35375

The following communication was first published to Mark Pincus’s Medium and Twitter accounts on January 10, 2022.

Medium Post

Zynga Take Two

I’m excited that Zynga today announced a plan to merge with Take-Two. This has been an amazing 15 year journey. I’d like to share some thoughts that come up for me as I reflect and why I remain so bullish on gaming for the years ahead.

I started Zynga in January, 2007 as a project to build a social poker game for The Facebook (as it was then known), which at the time had 15 million registered users. Zynga Poker was designed to put real people — as opposed to avatars — around a table to play with their real friends. We launched five months later, and it quickly ballooned into the world’s largest free poker game. (Zynga was named after my dog Zinga; Nzinga was an African warrior princess.)

I started playing social games as a kid growing up in an intensely competitive family. Our top games were Charades, Trivial Pursuit, Scrabble and Poker. We often changed the rules to make the games more fun. My four sisters were even more competitive than me, which gave me a strong sense that digital games should be designed for everyone — not just 25 year old guys. The key was to make games accessible and always social. Games were too complex and demanding. I always thought my mom and sisters would love the guilds in World of Warcraft, but knew they would never endure the time and complexity to get there. And games were without question more fun to play with friends and family, but good luck getting everyone on the same couch much less time zone.

We realized right away that the combination of social gaming with big data and virtual goods would change the game industry forever. We wanted to be the biggest macro bet on social gaming. So we expanded quickly past Poker to add what we called Invest and Express games like FarmVille, CityVille and Cafe World.

Zynga Poker was one of the first games to sell virtual goods (today called In App Purchase) at scale. But the game industry and the mobile platforms largely rejected the notion of virtual goods. When Apple launched the App Store in 2008, it only allowed developers to charge for downloads. When I showed our iPhone Zynga Poker game to Steve Jobs, and pitched him on allowing IAP, he told me it was a “stupid idea.” (He did get pretty much everything else right :)

We built Zynga on a number of principles and practices. Some were in our company values, and some were mantras repeated in our hallways: Invest and Express. Forever Franchises. Proven, Better, New. Surprise and Delight. Innovate on social game mechanics. Grow through D365 retention not virality. Be a CEO. Treat engineering days like gold.

To all my founder peers, I want to share how this moment feels. This is a bittersweet victory. But mostly, I think of the amazing cast of characters who contributed along the way — from just Eric Schiermeyer and me to an expanded founding team including Michael Luxton, Steve Schoettler, Justin Waldron and Andrew Trader to an eventual world class CStaff including Cadir Lee, our CTO and the smartest person I know, Colleen McCreary, our Chief People Officer who taught us all about bringing your heart to work, Mike Verdu and Steve Chiang who were beloved by the most creative in gaming, Reggie Davis who showed us a GC could be a cultural leader, David Ko who epitomized our Be a CEO value, building our mobile division from zero and going on to be a great CEO, David Wehner, who was a first time CFO who managed to dominate the job and go on to bigger at FB; and Kevin Hagan and Scott Dale, our green beret cowboy engineers who could hack anything over beers on a Friday night. Most importantly, I’m so grateful for the thousands of Zyngites who dedicated themselves to delivering for our players 24x7.

I’m also proud of Zynga’s legacy of product management, starting with Eric Schiermeyer all the way to Scott Koenigsberg today and scores of our alumni who have made big contributions at their own companies and across many others.

Being a founder is often a lonely journey. I also need to call out the most amazing board members and mentors anyone could have ever hoped for. It’s funny to recall that one VC actually told me his worry was that I wasn’t coachable. Zynga is pretty strong evidence to the contrary. I had Reid Hoffman, a career long friend and partner who taught me about network effects among 100 other game changing ideas. Bing Gordon who played just about every position from CEO whisperer to creative spark plug. Brad Feld who managed our board and started every meeting with a huge hug, in addition to sporting the loudest Hawaiian shirts possible. Fred Wilson, who despite investing in every venture I’ve attempted and even convincing me originally to be an entrepreneur, actually said there’s no way he would do a West Coast deal — right up until leading our first round. John Doerr who joined our board and stood by us in our darkest hours of the Facebook fight. Jeffrey Katzenberg who constantly challenged us to think bigger. And the actual coach, Bill Campbell who taught me to have faith in myself through some of my lowest moments.

One of the toughest challenges for any company is a successful partnership between its founder and CEO. Over these past 6 years I’ve been lucky to have that with Frank Gibeau. He has taught me a lot about managing at scale. Frank and I have always said that we agree 80% of the time, and the other 20% has led to some of our best insights. And he listens to me. When I have a key instinct, Frank sees it, tunes to it and operationalizes it. That’s powerful.

For the past 7 years Bing has predicted that there will be at least 5 Western market game companies with market caps over $100 billion. In my view the combination of Zynga and Take-Two creates a company with the scale to be one of those leaders. We’re seeing games expand in every direction from hyper casual to entire persistent worlds. I believe the company will have the franchises and scale to lead in every category.

Twitter Post

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two’s and Zynga’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain Take-Two’s or Zynga’s respective stockholder approval or the failure to satisfy other conditions to completion of the proposed combination, including receipt of regulatory approvals, on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with

Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga that will become the subject of a registration statement on Form S-4 to be filed by Take-Two with the U.S. Securities and Exchange Commission (the “SEC”), which will include a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, will provide full details of the proposed combination and the attendant benefits and risks. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants In The Solicitation

Take-Two, Zynga and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed business combination. Information about Take-Two’s directors and executive officers is available in Take-Two’s proxy statement dated July 27, 2021 for its 2021 Annual Meeting of Stockholders. Information about Zynga’s directors and executive officers is available in Zynga’s proxy statement dated April 5, 2021 for its 2021 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement on Form S-4, including the joint proxy statement/prospectus, and all other relevant materials to be filed with the SEC regarding the proposed combination when they become available. Investors should read the registration statement on Form S-4, including the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.